1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

August 29, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File No. 333-212807)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Reid Adams, Chelsea Childs and me on August 24, 2016 with respect to the Registrant’s initial Proxy Statement/Prospectus on Form N-14 (the “N-14”) filed on August 1, 2016, relating to the proposed reorganization of each of the Schroder Absolute Return EMD and Currency Fund, Schroder Broad Tax-Aware Value Bond Fund, Schroder Emerging Market Equity Fund, Schroder Emerging Markets Multi-Sector Bond Fund, Schroder International Multi-Cap Value Fund, Schroder Global Multi-Asset Income Fund, Schroder Global Strategic Bond Fund, and Schroder U.S. Small and Mid Cap Opportunities Fund, each a series of Schroder Series Trust; and Schroder International Alpha Fund and Schroder U.S. Opportunities Fund, each a series of Schroder Capital Funds (Delaware) (each a “Target Fund,” and collectively, the “Target Funds”) with and into a corresponding series of the Registrant (each an “Acquiring Fund,” and collectively, the “Acquiring Funds”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the N-14.

General Comments

1.	Comment:

Please discuss supplementally whether the fees paid to Schroder Investment Management North America Inc. (“SIMNA”), as sub-adviser to the Acquiring Funds, and Schroder Investment Management North America Limited (“SIMNA Ltd.”), as sub-subadviser to certain Acquiring Funds, will be paid by Hartford Funds Management Company, LLC (“HFMC”) as the Acquiring Funds’ investment manager.

	Response:	The Registrant confirms that sub-advisory fees paid to SIMNA will be paid by HFMC out of the investment management fees it receives from the Acquiring Funds, and sub-subadvisory fees paid to SIMNA Ltd. will be paid by SIMNA out of the sub-advisory fees it receives from HFMC.

2.	Comment:	In Section A — Reorganization Proposals, please provide an estimate of the direct costs associated with the Reorganizations.

	Response:	The Registrant has revised the disclosure consistent with this comment.

3.	Comment:	In the Current (Target Fund) and Pro Forma (Acquiring Fund) Fees and Expenses tables for each Proposal, please add “Pro Forma” to the heading for each Acquiring Fund.

	Response:	The Registrant has revised the disclosure consistent with this comment.

4.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnotes to the Current (Target Fund) and Pro Forma (Acquiring Fund) Fees and Expenses tables, please discuss supplementally whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements may not be recouped by the reimbursing party.

5.	Comment:

Please discuss supplementally whether an Acquiring Fund’s Class A sales charge will be waived in perpetuity for additional purchases of Class A shares after the Reorganization by Target Fund Advisor Class shareholders who received Class A shares of the Acquiring Fund in the Reorganization.

Response:

The Registrant confirms that these sales charge waivers will remain in effect for all future purchases of Class A shares of an Acquiring Fund by Target Fund Advisory Class shareholders who received Class A shares of the Acquiring Fund in the Reorganization.

6.	Comment:	Please bold each sentence in which an exhibit is referred to for the first time in the document.

	Response:	The Registrant has revised the disclosure consistent with this comment.

7.	Comment:

In the Comparison of Performance section, please discuss the use of the word “anticipated” in the following sentence: “It is anticipated that each Acquiring Fund will assume the performance history of its corresponding Target Fund at the closing of the Reorganizations.”

	Response:	The Registrant has revised the disclosure as follows: “Each Acquiring Fund will assume the performance history of its corresponding Target Fund at the closing of the Reorganizations.”

8.	Comment:

In Table C-1, Current and Pro Forma Capitalization of each Target Fund and each Acquiring Fund, please update the capitalization figures as of a date not more than 30 days prior to the definitive filing of the N-14.

	Response:	The Registrant has revised the disclosure consistent with this comment.

Fund-Specific Comments

Hartford Schroders Emerging Markets Debt and Currency Fund

9.	Comment:

Please explain supplementally whether the Registrant believes that it is appropriate for the Fund to adopt a policy of investing 80% of its assets in a mix of emerging markets securities and currencies given the Fund’s name.

Response:

The Registrant notes that, consistent with the current strategy of the corresponding Target Fund, “emerging markets” in the Fund’s name modifies only the word “debt” and not the word “currency.”  In light of the SEC staff’s comments on the 485(a) filing for the Acquiring Funds and now on the N-14, the Registrant has revised the language of the Fund’s principal investment strategy as set forth below to clarify the current strategy approach and to make it more clear that the Fund’s name and its 80% investment policy relate to emerging market debt and currencies of countries anywhere in the world:

The Fund, under normal circumstances, will invest at least 80% of its assets in a combination of EMD securities and investments intended to provide exposure to currencies around the world, including securities and currencies of emerging market countries and currencies of countries other than emerging market countries, including the United States.

The Registrant does not believe that any other revisions to this policy are necessary or appropriate since any other interpretation of the name would mark a substantial and fundamental departure from the manner in which the corresponding Target Fund has been managed since its inception.

Hartford Schroders Emerging Markets Multi-Sector Bond Fund

10.	Comment:

With respect to the Fund’s investments in derivatives, please supplementally confirm whether the market or notional value of such investments will be used to satisfy the Fund’s policy of investing 80% of its assets in bonds of issuers located in emerging market countries.

Response:

The Registrant hereby confirms that the market value of investments in derivatives will be used to satisfy the Fund’s policy of investing 80% of its assets in bonds of issuers located in emerging market countries.

Hartford Schroders International Multi-Cap Value Fund

11.	Comment:	As the Fund’s name includes the words “multi-cap,” please revise the Principal Investment Strategy section to include an 80% policy with respect to the Fund’s investments in equity securities.

Response:

The Registrant believes that requiring the Fund to adopt a policy to invest 80% of its investments in equity securities is inconsistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as the Fund’s name does not suggest investments in equity securities but instead investments in securities issued by companies with multiple capitalization ranges. While an issuer’s capitalization is generally determined by reference to the total market value of a company’s outstanding shares, “capitalization” ultimately refers (and is reasonably interpreted to refer) to a characteristic of the company, which may issue both debt and equity securities.  In addition, the Registrant submits that the term “multi-cap”— unlike “small-,” “mid-” or “large-cap”— suggests no particular capitalization range, and therefore is not an investment focus subject to Rule 35d-1 or the SEC staff’s interpretations thereof.  However, notwithstanding its disagreement with this comment, the Registrant has determined to revise the Fund’s policy of investing in equity securities to state that the Fund will invest at least 80% (rather than 65%) of its assets in a diversified portfolio of equity securities and investments that provide exposure to equity securities.  The Registrant notes that this revision is not inconsistent with the manner in which the Fund anticipates investing or the manner in which the corresponding Target Fund currently invests.

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                  Alice A. Pellegrino
John V. O’Hanlon